FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                         For the month of April, 2005

   (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
                       Form 20-F  X        Form 40-F
                                -----               -----

       (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                 under the Securities Exchange Act of 1934. )
                                Yes       No  X
                                   -----    -----

        (If "Yes" is marked, indicate below the file number assigned to
        registrant in connection with Rule 12g3-2(b): 82-          .)
                                      N/A

                       Huaneng Power International, Inc.
                    West Wing, Building C, Tianyin Mansion
                          No. 2C Fuxingmennan Street
                               Xicheng District
                              Beijing, 100031 PRC

This Form 6-K consists of:

         the announcement on entering into Entrusted Management Agreement by and between Huaneng Group and Huaneng Power International, Inc.(the "Registrant"), made by the Registrant in English on April 11, 2005.

                                   SIGNATURE



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.



                              HUANENG POWER INTERNATIONAL, INC.



                              By /s/ Huang Long
                                ---------------





                              Name:    Huang Long

                              Title:   Company Secretary



Date:     April 11, 2005

                               [GRAPHIC OMITTED]
   (a Sino-foreign joint stock limited company incorporated in the People's
                              Republic of China)

                               (Stock Code: 902)

                       OVERSEAS REGULATORY ANNOUNCEMENT
-------------------------------------------------------------------------------
o On 11th April 2005, the Company entered into the Entrusted Managemento Agreement with Huaneng Group. Pursuant to such agreement, the Company agreed to entrust Huaneng Group to manage certain affairs of Sichuan Hydro Power at a total management fee of RMB2,420,100. The Company will bear 60% of the total management fee according to the portion of its equity interest in Sichuan Hydro Power. The management fee was determined on arm's length terms.

o Huaneng Group holds 51.98% interest in HIPDC while HIPDC is the controlling shareholder of the Company. Therefore, Huaneng Group is a connected person to the Company and the transaction as contemplated by the Entrusted Management Agreement constitutes a connected transaction to the Company. However, since the relevant percentage ratios of the transaction as defined under the Hong Kong Listing Rules, from the Company's perspective, are all less than 0.1%, this transaction is exempted from the announcement and independent shareholders' approval requirements.

o As under the Shanghai Listing Rules, the Company is required to publish an announcement on this transaction. For compliance with Rule 13.09(2)
      of the Hong Kong Listing Rules, this announcement is also simultaneously made in Hong Kong.
-------------------------------------------------------------------------------

Background

The Company and its subsidiaries develop, construct, operate and manage large-scale coal-fired power plants throughout China. The Company is one of the largest independent power producers in China and owns a total generation capacity of 21,418 MW on an equity basis.

Huaneng Group is principally engaged in the operation and management of industrial investments; the development, investment, construction, operation and management of power sources; organising the generation and sale of (thermal) power; and the development, investment, construction, production and sale of products in relation to information, transportation, new energy and environmental protection industries.

The relationship between the Company, Huaneng Group and HIPDC is as follows:

                           |--------------------|
                           |    Huaneng Group   |
                           |--------------------|
                                      |
                                      |  51.98%
                                      |
                           |--------------------|
                           |        HIPDC       |
                           |--------------------|
                                      |
                                      |  43.12%
                                      |
                           |--------------------|
                           |     the Company    |
                           |--------------------|

Huaneng Group is an indirect controlling shareholder of the Company, holding an approximately 51.98% interest in HIPDC. As of the Latest Practicable Date, HIPDC held approximately 43.12% of the total issued share capital of the Company. The transaction as contemplated by the Entrusted Management Agreement constitutes a connected transaction to the Company. However, since the relevant percentage ratios of the transaction as defined under the Hong Kong Listing Rules, from the Company's perspective, are all less than 0.1%, this transaction is exempted from the announcement and independent shareholders' approval requirements. As under the Shanghai Listing Rules, the Company is required to publish an announcement for this transaction. For compliance with Rule 13.09(2) of the Hong Kong Listing Rules, this announcement is also simultaneously made in Hong Kong.

SICHUAN HYDRO POWER

Sichuan Hydro Power was established on 12th July 2004 with a registered capital of RMB800 million. Its business scope includes developing, investing in, constructing, operating and managing hydro power as well as power generation.

Sichuan Hydro Power was originally a state-owned limited liability company wholly owned by Huaneng Group. The Company has acquired 60% equity interest in the registered capital of Sichuan Hudro Power from Huaneng Group pursuant to the Sichuan Hydro Power Transfer Agreement. The Sichuan Hydro Power Transfer Agreement and the transaction contemplated therof have already been approved by the Company's independent shareholders and the relevant state authorities. The Company currently holds 60% equity interest in the registered capital of Sichuan Hydro Power.

For details of such acquisition, please refer to the announcement and circular issued by the Company on 26th October 2004 and 3rd November 2004 respectively.

ENTRUSTED MANAGEMENT AGREEMENT

The Entrusted Management Agreement was approved by the Directors at the board meeting on 15th March 2005 and signed by Huaneng Group and the Company on 11th April 2005.


Date:              11th April 2005
Parties:           Entrusting Party:     The Company
                   Managing Party:       Huaneng Group

Principal Terms:

(1) Scope of the management services: planning management during the preliminary stage of the project, annual overall project management, power sales management, power plant operation management, construction management, personnel and labour wages management, administrative affairs management, legal affairs, supervisory work, corporate culture work, reporting/coordination management and management of other affairs.

      The Company has not entrusted to Huaneng Group other management matters including financial management, auditing and changes in shareholdings and assets of Sichuan Hydropower.

(2) Management fee for this entrustment: The Company shall pay a management fee to Huaneng Group in relation to the entrusted management services provided by Huaneng Group pursuant to the Entrusted Management Agreement. The management fee shall comprise the following three portions:

      (i)   Management costs, that is Rmb1,936,100 each year;

      (ii) Risk premium, equivalent to 10% of the management costs, that is Rmb193,600 each year; and

      (iii) profit, which means bonus or penalty payment not exceeding +/-15% of the management costs to be determined on an assessment of the operating results, that is not exceeding +/-Rmb 290,400 each year.

            If the sum of the controllable generation capacity and equity participation capacity of Sichuan Hydropower does not exceed 1,098MW, the management fee shall not be adjusted. If the sum of the controllable generation capacity and equity participation capacity of Sichuan Hydropower exceeds 1,098MW, the management fees payable by the Company to Huaneng Group each month shall be adjusted according to the amount calculated as follows:


                                                                          Sum of the actual controllable
                                                                          generation capacity and equity
            Management fee payable          Management fee paid           participation capacity of Sichuan
            for the current month       =   for the previous month        Hydropower for the current month
                                                                        X  --------------------------------
                                                                          Sum of the actual controllable
                                                                          generation capacity and equity
                                                                          participation capacity of Sichuan
                                                                          Hydropower for the previous month

            The Management fee shall be adjusted at once per any increase in staff remunerations as approved by the Management Party and shall also be adjusted at the beginning of every year according to the inflation rate of the previous year as published by the State Statistics Bureau. As agreed between the Company and New Energy Corporation, New Energy Corporation will bear 40% of the management fee.

(3) Performance assessment: The entrusting party shall assess the management services of the Management Party according to but not limited to the following two main categories of performance assessment standards: (i) the extent of completion of annual targets (including but not limited to indices such as power generation and profit); and (ii) safe operation.

(4) Method of payment: The Company proposes to pay the management fee to the Management Party in cash. The portions of management costs and risk premium under the management fees shall be settled each month. The Company shall pay the management fee for the current month to the Management Party before the tenth day of each month. The profit portion (bonus or penalty payment) under the management fee shall be paid after the performance assessment of the Management Party but not later than 90 days after the end of each year.

(5) Conditions for becoming effective: The Entrusted Management Agreement shall become effective after approval and signing by Huaneng Group and the Company by way of appropriate procedures.

(6) Term of performance: Except otherwise agreed between the Entrusting Party and the Management Party, the valid term of the Entrusted Management Agreement shall be one year. When the valid term of the Entrusted Management Agreement expires, the Entrusted Management Agreement shall continue to be effective if there is no disagreement between both parties to the Agreement. This entrustment may be terminated: (i) due to default by the Entrusting Party; (ii) due to default by the Management Party; (iii) upon 30 days' prior notice given by the Entrusting Party to the or 90 days' prior notice given by the Management Party to the Entrusting Party; or (iv) if the Entrusting Party and/or Management Party becomes bankrupt or insolvent.

Purpose of this entrustment and its impact on the operation of the Company

Huaneng Group possesses extensive experience and resources in relation to the operation and management of hydropower assets. This entrustment rationalises the utilization of the manpower and management resources of Huaneng Group, which is instrumental in enhancing the management efficiency and overall benefits of the hydropower assets of the Company. At the same time, this entrustment facilitates the Company to learn from the experience of Huaneng Group in relation to an advanced management of hydropower assets, which serves as a significant driving force for the future development of the Company.

OPINION OF THE BOARD OF DIRECTORS

The Board of Directors is of the view that the entrusted arrangement is conducted on the basis of the principles of equality, fairness and trust and with full consideration of the interests of the Company's shareholders. The management fee is fair and reasonable. The arrangement is to the benefit of the Company and its shareholders as a whole.

OPINION OF INDEPENDENT NON-EXECUTIVE DIRECTORS

Mr Gao Zongze, Mr Zheng Jianchao, Mr Qian Zhongwei, Mr Xia Donglin and Mr Liu Jipeng, the independent non-executive Directors of the Company, are of the view that (1) the Board of Directors has met the articles of association of the Company regarding approval of the relevant resolution of the entrusted arrangement and the relevant requirements of Shanghai Listing Rules; and (2) the entrusted arrangement is fair to the Company and its shareholders.

Definitions

"Company"                            Huaneng Power International, Inc.;

"Directors"                          the directors of the Company;

"Entrusted Management Agreement"     the entrusted management agreement
                                     entered into among the Company and
                                     Huaneng Group on 11th April 2005

"HIPDC"                              Huaneng International Power Development
                                     Corporation;

"Hong Kong Listing Rules"            the Rules Governing the Listing of
                                     Securities on the Hong Kong Stock Exchange;

"Huaneng Group"                      China Huaneng Group;

"New Energy Corporation"             New Energy Industrial Holdings Limited
                                     Company;

"PRC"                                the People's Republic of China;

"RMB"                                the lawful currency of the PRC;

"Shanghai Listing Rules"             The Listing Rules of Shanghai Stock
                                     Exchange;

"Sichuan Hydro Power"                Sichuan Huaneng Hydro Power
                                     Development Limited Liability Company, a limited liability company incorporated in the PRC with an existing registered capital of RMB800 million, in which the Company holds 60% equity interest thereof while the remaining 40% is held by New
                                     Energy Corporation;

"Sichuan Hydro Power                 the transfer agreement dated 26th October
Transfer Agreement"                  2004 entered into between the Company and
                                     Huaneng Group relating to the purchase
                                     of 60% equity interest in Sichuan Hydro
                                     Power; and

"Stock Exchange"                     The Stock Exchange of Hong Kong Limited.

                                                     By Order of the Board
                                               Huaneng Power International, Inc.
                                                          Huang Long
                                                       Company Secretary

As at the date of this announcement, the Board comprises:

Li Xiaopeng (Non-executive director)        Gao Zongze
Wang Xiaosong (Non-executive director)      (Independent non-executive director)
Huang Yongda (Executive director)           Zheng Jianchao
Ye Daji (Non-executive director)            (Independent non-executive director)
Huang Jinkai (Non-executive director)       Qian Zhongwei
Liu Jinlong (Non-executive director)        (Independent non-executive director)
Shan Qunying (Non-executive director)       Xia Donglin
Yang Shengming (Non-executive director)     (Independent non-executive director)
Xu Zujian (Non-executive director)          Liu Jipeng
Liu Shuyuan (Non-executive director)        (Independent non-executive director)

Beijing, the PRC
11th April 2005